

June 30, 2010

Ms. Raakel S. Iskanius
Chief Financial Officer
Great Panther Silver Limited
2100-1177 West Hastings Street
Vancouver, British Columbia, Canada V6E 2K3

> **Re:** **Great Panther Silver Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 000-50897**

Dear Ms. Iskanius:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Operating and Financial Review and Prospects

Operating Results, page 47

1.	In describing your operating results, we note that you disclose "cash cost per ounce", a non-GAAP measure. If you are going to quantify a non-GAAP measure you should include all of the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation of your non-GAAP measure to the most comparable measure calculated in accordance with GAAP, and an

>   explanation of why you believe it provides useful information about your
>   financial condition and results of operations.

Financial Statements

Note 2 – Significant Accounting Policies

Mineral properties, plant and equipment, page 7

2.   We note your disclosures indicating that you capitalize costs of permitting,
        evaluation and feasibility only after the economic viability of the mineral deposit
        has been established. Please clarify the meaning of "economic viability" in the
        context of the definition of reserves found in Industry Guide 7. Generally costs
        incurred prior to the establishment of proven and probable reserves as defined by
        Industry Guide 7 are considered exploration costs that should be expensed as
        incurred under U.S. GAAP. Please tell us any changes that you would need to
        make to your U.S. GAAP reconciliation to comply with this guidance.

Note 6 – Inventories, page 13

3.   We note your disclosures indicating that you recognized a reversal of $240,810
        related to a prior year inventory write-down during the year ended December 31,
        2009.   Please tell us whether you have identified this reversal as a difference
        between US and Canadian GAAP and how the presentation of your U.S. GAAP
        results complies with the lower of cost or market principles in FASB ASC Section
        330-10-35.

Engineering Comments

Production, page 21

4.   We note your custom milling practices at the Topia mine include processing
        material from neighboring mines that you do not control, and currently amounts
        to approximately a quarter of your mill throughput. Please include a statement
        regarding the reliability of this external tonnage in regards to your mill
        operational plans over the life of your mining properties, based on the
        mineralization you have estimated and disclosed.

5.   We note you refer to your Topia mill's capacity as presently being 170 tonnes per
        day. Please include a statement as to your current processing/operational
        schedule for your concentrator operations. For example, disclose the number of
        days per week, and the number of weeks per year that your Topia mill operates.

2009 Resource Update, page 31

6.   If you adhere to National Instrument 43-101 when preparing your estimates of
        resources, we will not object if you wish to disclose this information and rely on
        the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However,
        to qualify for disclosure, your estimates must meet the standards of National
        Instrument 43-101. If this is not the case, such disclosures should be removed
        from your filing.

        Please report any qualifying estimates of measured and indicated resources
        separately, rather than combined, wherever you include resource disclosures in
        your filing.

7.   We note your statement regarding your practice of systematic replacement of your
        annual production with new updated resource estimates. Please provide a
        reconciliation of your rolling resource estimate comparing your annual production
        to the volume and grade extracted as defined by your geologic model for the last
        two years.

Percentage Increase in Argentina Vein Resources 2009 over 2008, page 33

8.   We note that you believe your mining operation has sufficient resources to
        operate for 10 years at the annual rate of 30,000 tonnes or 75% of your current
        installed capacity. Please modify your disclosure to clarify whether this estimate
        also assumes that you will process your inferred resources. State whether these
        assumptions were used for your financial estimates, such as depreciation and
        amortization, and tell us why you believe disclosing an economic analysis that
        includes inferred mineral resources is appropriate, despite the prohibition stated in
        NI 43-101 Part 2.3 (1) (b).

Exploration History, page 39

9.   We note your use of the term selective grab samples in this section of the filing.
        When reporting the results of sampling and chemical analyses, please ensure that
        your disclosure addresses each of the following points regarding mineralization of
        existing or potential economic significance on your property:

        •   Disclose only weighted-average sample analyses associated with a measured
            length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Mineral properties, plant, and equipment, page 54 & F-7

10.   We note your statements regarding the expected mine life in this section. Please state how these estimates of your mine life were determined.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief